[DB LETTERHEAD]
April 25, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Mellissa Campbell Duru

Re:	Pioneer Southwest Energy Partners L.P. Registration Statement on Form S-1 (File No. 333-144868) (the “Registration Statement”)
Ladies and Gentlemen:
     As underwriters of Pioneer Southwest Energy Partners L.P.’s (the “Partnership”) proposed public offering of up to 9,487,500 common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (EDT) on Tuesday, April 29, 2008, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated April 21, 2008, through the date hereof:
     Preliminary Prospectus dated April 21, 2008:
     31,840 copies to prospective Underwriters, institutional investors, dealers and others.
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Friedman, Billings, Ramsey & Co., Inc.
RBC Capital Markets Corporation
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC
Howard Weil Incorporated
Johnson Rice & Company L.L.C.

By: Deutsche Bank Securities Inc.

By:	/s/ Michael Friezo
	Name:	Michael Friezo
	Title:	Managing Director

By:	/s/ Edward Bryant
	Name:	Edward Bryant
	Title:	Director

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